# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LYELL IMMUNOPHARMA, INC., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 201 HASKINS WAY, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111120

## Reporting persons
- MWG Caph Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Saint Kitts And Nevis (U7); does not affirm membership in a group (box b); sole voting power 1,008,116; shared voting power 0; sole dispositive power 1,008,116; shared dispositive power 0; aggregate amount beneficially owned 1,008,116 (4.3% of the class)
  Comment: The percentage is calculated based on 23,328,390 shares of common stock, $0.0001 par value per share, of the Issuer ("Common Stock"), reported to be outstanding in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on April 24, 2026.
- Milky Way Investments Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 1,008,116; shared voting power 0; sole dispositive power 1,008,116; shared dispositive power 0; aggregate amount beneficially owned 1,008,116 (4.3% of the class)
  Comment: The percentage is calculated based on 23,328,390 shares of Common Stock reported to be outstanding in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on April 24, 2026.

## Item 1. Issuer
Name of issuer: LYELL IMMUNOPHARMA, INC.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. MWG Caph Ltd
ii. Milky Way Investments Group Ltd

Milky Way Investments Group Ltd is controlled by MWG Caph Ltd, its corporate director, which replaced MWG Management Limited as corporate director.
Address of principal business office or, if none, residence:
The address of the principal business office of MWG Caph Ltd is Morton House, Government Road, PO Box 583, Charlestown, Saint Kitts and Nevis, NEV 0001.

The address of the principal business office of Milky Way Investments Group Ltd is C/O Trident Trust Company (B.V.I.), Ltd., Trident Chambers, P.O. BOX 146, Road Town, Tortola, Virgin Islands, British, VG1110.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-11 of the cover page for each Reporting Person.
Percent of class: See Items 5-11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MWG Caph Ltd: /s/ Nicholas Lane, Nicholas Lane/Director (05/11/2026)
- Milky Way Investments Group Ltd.: /s/ Despoina Zinonos, Despoina Zinonos/President (05/11/2026)